Exhibit 3.1

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

UNITED STATES STEEL CORPORATION

United States Steel Corporation, a Delaware corporation (the “Corporation”), hereby certifies that this Fifth Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”), and that:

A.            The name of the Corporation is: United States Steel Corporation. The Corporation was originally formed as a Delaware limited liability company under the name “United States Steel LLC” on May 25, 2001 and converted to a Delaware corporation, pursuant to Section 265 of the Delaware General Corporation Law and Section 18-216 of the Delaware Limited Liability Company Act, on December 31, 2001 under the name United States Steel Corporation.

B.            The original Certificate of Incorporation of the Corporation was amended and restated on September 30, 2003, further amended and restated on April 25, 2017 and further amended and restated on June 18, 2025 upon the filing of a Certificate of Merger, pursuant to which 2023 Merger Subsidiary, Inc., a Delaware corporation, merged with and into the Corporation, with the Corporation surviving the merger under the name “United States Steel Corporation”.

C.            This Fifth Amended and Restated Certificate of Incorporation amends and restates the Corporation’s Certificate of Incorporation.

D.            The Certificate of Incorporation upon the filing of this Fifth Amended and Restated Certificate of Incorporation, shall read as follows:

ARTICLE I

The name of the corporation shall be United States Steel Corporation (the “Corporation”).

ARTICLE II

The address of its registered office in the State of Delaware is: The Corporation Trust Company, 1209 Orange Street, Corporation Trust Center, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (“DGCL”).

ARTICLE IV

The total number of shares of all classes of stock that the Corporation has authority to issue is 1,000 consisting of 1,000 shares of Common Stock, $1.00 par value per share (“Common Stock”)

ARTICLE V

Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

Meetings of stockholders may be held within or without of the State of Delaware, as the by-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the Corporation.

ARTICLE VI

1.            The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without (in addition to any other vote required by law or this Certificate of Incorporation) (i) at any time when Donald J. Trump is serving as President of the United States of America, the written consent of Donald J. Trump or President Trump’s Designee, or (ii) at any other time, the written consent of the CMAs (as parties to the NSA) (and any such act or transaction entered into without such consent or vote shall be null and void ab initio, ultra vires and of no force or effect):

(a)            alter, amend, repeal or waive any provision of this Certificate of Incorporation, except as contemplated by Article XII of the NSA;

(b)            change the Corporation’s name from “United States Steel Corporation”, change the Corporation’s headquarters from Pittsburgh, Pennsylvania, or change the Corporation’s domicile to a jurisdiction other than a state, commonwealth, district or territory of the United States;

(c)            reduce, waive or delay any Capital Investment (as defined in Schedule 2 to this Certificate of Incorporation), subject to receipt of necessary approvals and permits on an expedited basis;

(d)            (A) prior to June 18, 2027, close, idle or sell the Corporation’s Granite City Works or (B) prior to June 18, 2035, close, idle or sell any other Production Location, except, in each case of (A) and (B), any Temporary Idling or in response to, or as a result of, a Force Majeure Event;

(e)            fail to follow the recommendation of the CMAs (as parties to the NSA) with respect to Trade Actions;

(f)             effect any material acquisition of a business that is domiciled in the United States that competes with the Corporation or its suppliers;

(g)            implement pricing of the Corporation’s average spot sales price during any rolling six (6)-month period below eighty-five percent (85%) of the corresponding six (6)-month average for that applicable steel product as publicly published by the U.S. Midwest Domestic Hot-Rolled Coil Steel Index (i.e., Hot-rolled, Cold-rolled, and Coated steel); provided, that, for the avoidance of doubt, the average spot sales price will be calculated monthly and will be based on the average spot price for the applicable steel product for each individual customer transaction in the United States;

(h)            accept direct financial assistance from the Japanese government, excluding (a) financing obtained from Japan Bank for International Cooperation (JBIC), Nippon Export and Investment Insurance (NEXI) or other equivalent Japanese government related financial institutions on commercially reasonable terms and (b) financial assistance for research and development in Japan;

(i)             prior to June 18, 2030, reduce the base salary of employees of the Corporation; and

(j)             make material changes to the Corporation’s existing raw materials and steel sourcing strategy in the United States, unless such changes are intended to benefit the Corporation, its operations or customers, which changes, among others, include: to the extent steel making raw materials or inputs are or become inadequate in quantity or quality; and initial imports to the Corporation to accelerate the transfer of technology or commissioning or qualification of facilities committed to being built in the United States (e.g., grain oriented electrical steel).

2.            For purposes of this Article VI:

(a)            “Disqualified Individual” is defined on Schedule 1 to this Certificate of Incorporation.

(b)            “Force Majeure Event” means acts of God, natural disaster or the elements, explosion, insurrection, riot, strikes, lockouts, boycotts, picketing, labor disturbances, acts of public enemy, war (declared or undeclared), acts of terrorism, epidemics or pandemics, but in each case only to the extent that such act or event prevents, impedes, or reduces Production Capacity.

(c)            “NSA” means the National Security Agreement, effective as of June 13, 2025, by and among Nippon Steel Corporation, a publicly traded company incorporated in Japan (“NSC”), Nippon Steel North America, Inc., a New York corporation, the Corporation, and the U.S. Government, represented by the U.S. Department of the Treasury and the U.S. Department of Commerce as the CFIUS Monitoring Agencies (the “CMAs”).

(d)            “Production Capacity” means the name plate capacity to produce and supply steel and steel-related products from the following facilities of the Corporation in the United States involved in the production, including support for production, of steel products as of the effective date of this Certificate of Incorporation: Automotive Center (Troy, Michigan); Big River Steel; Big River 2; Fairfield Tubular Operations; Fairfield Works; Gary Works; Granite City Works; Great Lakes Works; Midwest Plant; Minnesota Ore Operations (including Keetac and Minntac); Mon Valley Works (including Clairton Plant, Edgar Thomson Plant, Fairless Plant, and Irvin Plant); Research and Technology Center (Munhall, Pennsylvania); U. S. Steel Tubular Products Innovation and Offshore Operations (Houston, Texas); and Wheeling Machine Products (Pine Bluff, Arkansas) (each such facility, a “Production Location”.

(e)            “Temporary Idling” means the idling of a Production Location in connection with, or to address, issues related to safety and environmental issues, maintenance and repairs, upgrades made to the equipment, or related assets, labor and logistical disruptions, weather events, or natural disasters.

(f)             “President Trump’s Designee” means such individual who Donald J. Trump, in his capacity as President of the United States of America, designates to provide the consent required pursuant to this Article VI, and upon such designation, such individual will serve as President Trump’s Designee until (i) he or she is removed as President Trump’s Designee or (ii) such time as Donald J. Trump is no longer serving as President of the United States of America; provided that in no event shall a Disqualified Individual be President Trump’s Designee.

(g)            “Trade Actions” means trade measures under U.S. law such as antidumping/countervailing duty orders, safeguard measures, Section 232 national security actions, or any other legal action, including filing a petition or otherwise initiating a case, or policy advocacy related to U.S. trade or imports.

ARTICLE VII

Subject to Article VI of this Certification of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE VIII

The Corporation is to have perpetual existence.

ARTICLE VIX

Section 203 of the DGCL shall not apply to the Corporation.

ARTICLE X

No director or officer shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director or officer as a director or officer, except (i) in the case of directors or officers, for breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) in the case of directors or officers, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in the case of directors, liability pursuant to Section 174 of the DGCL,  (iv) in the case of directors or officers, for any transaction from which the director or officer derived an improper personal benefit and (v) in the case of officers, any action by or in the right of the Corporation. No amendment to or repeal of this Article X shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

*          *          *

IN WITNESS WHEREOF, this Fifth Amended and Restated Certificate of Incorporation has been executed by the Corporation’s duly authorized officer this 18th day of June, 2025.

UNITED STATES STEEL CORPORATION

By:	/s/ Scotland M. Duncan
	Name:	Scotland M. Duncan
	Title:	Senior Vice President, General Counsel and Secretary

Schedule 1

Disqualified Individuals

“Disqualified Individual” means an individual who is, or was within the five (5) years prior to election as a Class G Director, (i) a director, manager, officer, partner, owner, investor, agent or consultant of, or otherwise affiliated with or acting in concert or on behalf of, a Competitor of the Corporation, Nippon Steel North America, Inc. or their affiliates, (ii) a member of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the “USW”), (iii) listed below in this Schedule 1, or (iv) an immediate family member of any individual described in clause (i), (ii) or (iii).

“Competitor” means any person engaged in the same or similar line of business as the Corporation.

Disqualified Individuals

•	James Chadwick

•	Fred DiSanto

•	Alan Kestenbaum

•	Any other individual affiliated with, or acting in concert or on behalf of, Ancora Holdings Group, LLC

Schedule 2

Capital Investments

“Capital Investments” means, collectively, the investments by Nippon Steel Corporation (“NSC”) or its affiliates set forth below in this Schedule 2. The specific investment amounts in each year and each facility may change, while the total investment amounts from 2025 through 2028 will not change:

State	Facility	2025[1]	2026	2027	2028	Total 2025-2028
Arkansas	Big River Steel	$0.1	$0.9	$0.9	$1.3	$3.0
Indiana	Gary Works	$0.4	$0.9	$0.8	$1.1	$3.1
Pennsylvania	Mon Valley	$0.1	$0.7	$0.7	$0.9	$2.4
Minnesota	Keetac/Minntac	$0.2	$0.2	$0.3	$0.3	$0.8
Alabama	Fairfield Works	$0.2	$0.2	$0.1	$0.1	$0.5
TBD	New Mini Mill	-	-	-	$1.0	$1.0
Total	--	$0.9	$2.7	$2.6	$4.6	$10.8

($ in Billions)

“Incurred” means, with respect to a Capital Investment, that the amount has been paid or, in respect of a capital project relating to a facility listed in this Schedule 2, become committed to be paid. In the event that an investment cannot be made for a key project listed in this Schedule 2 as a result of the delay or rejection of the necessary approvals and permits on an expedited basis, the amount of such investment will be deemed “incurred”.

1 Inclusive of all amounts incurred at any time in 2025.